                                                                      EXHIBIT 12

                              VORNADO REALTY TRUST

              CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS

(amounts in thousands except ratios)

                               SIX
                             MONTHS
                              ENDED
                              JUNE
                               30,     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                              1997         1996           1995           1994           1993           1992
                             -------   ------------   ------------   ------------   ------------   ------------
Income from continuing
  operations before income
  taxes....................  $18,623     $ 61,364       $ 53,008       $ 41,240       $ 25,386       $  2,263
Fixed charges..............  22,526        17,214         17,333         14,647         31,610         34,392
                             -------      -------        -------        -------        -------        -------
Income from continuing
  operations before income
  taxes and fixed
  charges..................  $41,149     $ 78,578       $ 70,341       $ 55,887       $ 56,996       $ 36,655
                             =======      =======        =======        =======        =======        =======
Fixed charges:
  Interest and debt
    expense................  $17,350     $ 16,726       $ 16,426       $ 14,209       $ 31,155       $ 33,910
  Preferred stock
    dividends..............   4,855            --             --             --             --             --
   1/3 of rent
    expense -- interest
    factor.................     321           488            465            438            455            482
                             -------      -------        -------        -------        -------        -------
                             22,526        17,214         16,891         14,647         31,610         34,392
  Capitalized interest.....      --            --            442          1,582            282             --
                             -------      -------        -------        -------        -------        -------
                             22,526      $ 17,214       $ 17,333       $ 16,229       $ 31,892       $ 34,392
                             =======      =======        =======        =======        =======        =======
Ratio of earnings to fixed
  charges..................    1.83          4.56           4.06           3.44           1.79           1.07

Note: For purposes of this calculation, earnings before fixed charges consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one third of operating lease rentals).

        Rent Expense.....   $    963      $  1,465       $  1,395       $  1,313       $  1,366       $  1,446